510 4th Street North

Watkins, MN  55389

(320) 764-5797 tel

(320) 764-5799 fax

July 14, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:

John Cash

Accounting Branch Chief

Dear Mr. Cash:

Re:

International Barrier Technology Inc. (the “Company”)
Form 10-K for fiscal year ended June 30, 2010 filed October 8, 2010

Form 10-Q for quarter ended September 30, 2010 filed November 15, 2010

Form 10-Q for quarter ended December 31, 2010 filed February 14, 2011

Form 10-Q for quarter ended March 31, 2011 filed May 16, 2011

File No. 0-20412

Our responses to your letter dated June 15, 2011 are as indicated below:

1.

We note that the Company concluded that its disclosure controls and procedures were ineffective at June 30, 2010 due to the material weaknesses noted in its internal controls over financial reporting and that you were in the process of remediating such material weaknesses. We also note that in each subsequent Form 10-Q filing, management concluded that disclosure controls and procedures were effective and stated that there were no changes in internal controls over financial reporting during each quarter. Please explain to us how management determined that disclosure controls and procedures were effective without making changes to internal controls over financial reporting. If you made changes to internal controls over financial reporting that enabled management to now conclude that disclosure controls and procedures are effective, please provide us an explanation of these changes, including when they were made and why they were not disclosed.

We have concluded that, in each of our two previous Form 10-K filings, our internal controls over financial reporting (“ICFR”) were not effective.  Further, the Company acknowledges that ICFR is an integral part of disclosure controls and procedure and given the ICFR are not effective we agree that the disclosure controls should also be indicated as ineffective. Therefore, the Forms 10-Q filed since our last Form 10-K filing on October 8, 2010 should have indicated that the disclosure controls and procedures were ineffective due to there being no significant changes to the Company’s ICFR during that period. We will ensure that Forms 10-K and 10-Q correctly indicate that disclosure controls and procedures are ineffective in future filings.

2.

Your disclosure indicates that internal controls over financial reporting were not effective as of June 30, 2010 and that you performed additional post-closing procedures and analyses to prepare the consolidated financial statements included in the filing. To the extent that you were required to record material audit adjustments, please tell us if and how you considered whether these adjustments would have impacted previously issued annual and interim financial statements.

We determined that the material audit adjustments proposed by our auditors which we recorded for purposes of preparing the consolidated financial statements for the year ended June 30, 2010 did not give rise to any potential material restatements of previously filed consolidated financial statements.

International Barrier Technology, Inc.

3.

We note your disclosures appear to indicate there is substantial doubt regarding your ability to continue as a going concern. In light of the fact that you have Canadian auditors, please confirm to us that they considered the reporting obligations of AU Section 341 of the Public Company Accounting Oversight Board’s Auditing Standards in regard to their report included in your Form 10-K.

Our auditors have advised us that they reviewed the PCOAB standards, specifically AU341, when evaluating the going concern assumption.

The Company acknowledges:

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that it is responsible for the adequacy and accuracy of the disclosure in the filing.

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing

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that it may not assert staff comments as a defense in ay proceeding initiated by the Commission or any person under federal securities laws of the United States.

Yours sincerely,

INTERNATIONAL BARRIER TECHNOLOGY INC.

 /s/ David Corcoran

Director and Chief Financial Officer